

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

January 4, 2007

Mail Stop 7010

By U.S. Mail and facsimile

William A. Indelicato
Chief Executive Officer
Valley National Gases Incorporated
200 West Beau Street, Suite 200
Washington, PA 15301

> **Re:** **Valley National Gases Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 8, 2006**
> **File No. 001-15191**

Dear Mr. Indelicato:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please supplementally provide us with a copy of the board book.

2. The proxy statement should begin with the Summary Term Sheet, followed by the Table of Contents. The Summary Term Sheet should set forth the principal terms

of the transaction, not summarize the entire document. It should also be concise. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section II.F.2.a. of SEC Release No. 33-7760.

Questions and Answers About the Special Meeting and the Merger, page i

3. We note the phrase "for your convenience only" in the first sentence of the italicized paragraph. Please advise us as to your use of this limitation in this section. Alternatively, please delete this language.

What vote is required for Valley National's shareholders to approve…, page i

4. Please clarify that no vote of the unaffiliated shareholders is necessary in order to approve the transaction.

Consideration to be received in the merger, page 2

5. Please briefly state here, with more detail elsewhere in your proxy statement, why Mr. West and his affiliates agreed to accept a lower share price of $24.52 per share. In addition, please explain why Mr. West agreed to put $12,500,000 of the aggregate merger consideration to be received by him and his affiliates into an escrow fund to provide payment for indemnity claims made by VNG Acquisition LLC following the merger.

6. We note your disclosure that the merger consideration to holders other than Mr. West and his affiliates is approximately 10.1% higher than the price that Mr. West and his affiliates have agreed to accept. Please further balance your disclosure by indicating the price per share on the date the merger was announced. We note your financial advisor's table showing the "premium/(discount) of the consideration to be received by the shareholders excluding Mr. West and his affiliates" on page 18.

Opinion of Bear Stearns, page 3

7. We note your disclosure that the fairness opinion excludes Mr. West and affiliates. Please tell us supplementally why Bear Stearns did not include the amounts payable to Mr. West and his affiliates in determining the fairness of the $27.00 to be received by shareholders. We may have further comment based on your response.

8. Please also disclose in this section the fee that you will pay to Bear Stearns.

9. We note your disclosure that the opinion was provided "solely for the benefit and use of the Special Committee." Please revise to explain how this language limits

the special committee's use of the Bear Stearns opinion. In addition, please
confirm to us that this limitation does not limit the use of the Bear Stearns opinion
and your proxy materials with respect to stockholder reliance on these materials.

Financing, page 3

10. Please revise to explain what you mean by "related transactions" in the first
sentence.

Interests of Certain Persons in the Merger, page 6

11. In the second sentence, please disclose the liabilities against which your director
ands and officers will be indemnified and delete the term "certain."

12. Please briefly clarify how your board resolved the conflicts of interest referred to
in the last paragraph.

Special Note Regarding Forward-Looking Statements, page 8

13. We note the phrase "undue reliance" in the last paragraph. Please advise us as to
your use of this limitation in this section. Alternatively, please delete this
language.

Solicitation of Proxies, page 10

14. We note your disclosure that your directors, officers and employees may solicit
proxies by "other electronic means." If you intend to solicit proxies via the
Internet, here and on the proxy card please describe the Internet voting procedures
and supplementally provide your well-reasoned legal analysis regarding the
validity under applicable state law of using this mechanism of electronic
submission. Advise us of the means by which you intend to solicit via the
Internet, such as Internet chat rooms or postings on web sites. *See* Item N.17 of
the Division of Corporation Finance's Manual of Publicly Available Telephone
Interpretations, which can be found on our website at www.sec.gov.

15. Please note that all written soliciting materials, including emails or scripts to be
used in soliciting proxies over the telephone, must be filed under cover of
Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your
understanding.

The Merger, page 11

16. We note that you have qualified by reference your discussion of the merger to the merger agreement. Please advise us of your basis for including this language here. We may have further comment. In addition, please revise this language and similar qualification that you have made on page 41 under the heading "Dissenters' Rights." If you wish to do this, it is necessary to also state in your discussion that you have disclosed the material terms of Section 1906 of the PBCL, Subchapter D. Therefore, please revise this language and similar qualifications you have made elsewhere in the filing.

Background of the Merger, page 11

17. Please revise to name the nationally known investment banking firm and how it came to be invited to make a presentation at your board meeting on January 31, 2006.

18. In the second paragraph, please revise to explain why the board determined that a sale of the entire company was in the best interests of the company and its shareholders. We note your reference to a summary of strategic alternatives reviewed by Credit Suisse and the board. Who prepared the summary of strategic alternatives, and what specific information did the board review with Credit Suisse? Be sure to explain how the board reached the decision to explore a sale as opposed to the other strategic alternatives presented.

19. Please revise in the fifth paragraph to explain why only 32 potential buyers received Confidential Information Memoranda after 54 potential buyers were contacted.

20. Please also revise in the fifth paragraph to explain the difference between a "strategic buyer" and a "financial buyer."

21. You indicate that the board established a special committee of independent directors. Clarify what you mean by your reference to "independent." Is this your definition or is this the definition as applied by the listing standards of the AMEX? If this constitutes your definition, briefly define it for readers.

22. In the sixth paragraph, please revise to describe in more detail what counsel reviewed with the special committee concerning its fiduciary duties.

23. We also note in the sixth paragraph that Wilmer Cutler Pickering Hale and Dorr advised the Special Committee on "certain other legal matters." Please briefly describe these matters and delete the term "certain" as readers are not familiar with these matters unless you describe them.

24. In the fourth paragraph on page 12, please revise to describe the "other reasons" that the board determined to engage a different investment banking firm.

25. In the last paragraph on page 12, please revise to disclose the price included in the other proposals that the board rejected.

26. Also, please revise to disclose the "certain potential litigation claims" referred to the in last sentence of the third paragraph on page 13.

Opinion of Bear Stearns, page 16

27. Please provide for staff review all materials prepared by Bear Stearns and provided to Valley National's board, or their representatives. Provide all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

28. We also note that Bear Stearns received financial projections from you. Please provide us supplementally with copies of these projections and all other financial information you prepared for your financial advisor. Please also confirm to us that these forecasts were not made to Caxton-Iseman or, alternatively, revise your proxy statement to include them in the filing. We may have further comment upon review of your response

29. We note the last bullet at the top of page 17. Please confirm to us that all analyses conducted by Bear Stearns have been disclosed in this proxy statement.

30. In the first full paragraph on page 17, please clarify who prepared the representations and the information included in those representations. For example, if true, replace the pronoun "they" in the second sentence with projections. Also, in an appropriate place in this disclosure, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether the board found Bear Stearns' reliance upon those materials to be reasonable.

Calculation of Valley National's Enterprise Value…, page 18

31. Please quantify and state the multiples of the company's enterprise value calculated by Bear Stearns.

Discounted Cash Flow Analyses, page 18

32. Please revise your disclosure to discuss the basis for the perpetual growth rates used in these analyses. Please also revise your disclosures to discuss the method by which Bearn Stearns calculated the applicable discount rates.

Comparable Company Analysis, page 19

33. Please revise to explain why Bear Stearns divided the comparable companies into packaged gas and distribution businesses.

34. Please also disclose whether any companies meeting the criteria stated in the first paragraph were excluded from the analyses.

Financing, page 21

35. Please disclose whether there are now any binding agreements in place to finance the equity financing payment from Caxton-Iseman, such that financing is assured. If financing is not assured, you are required to include the information required by Item 14(c)(1) of Schedule 14A in this filing. See Instruction 2 to Item 14 of Schedule 14A. We also note your disclosure in the first bullet point under the subheading "Conditions Precedent to the Debt Commitments" that the debt commitments are conditioned upon the equity financing.

Conditions Precedent to the Debt Commitments, page 22

36. Please disclose who the "arrangers" are in the fourth bullet point.

Representations and Warranties, page 32

37. We note your disclosure in the 11th bullet point on page 32. Please tell us what you are referring to with respect to your statement "except as disclosed in our Securities and Exchange Commission filings." Please revise to include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement or statements contained in your proxy statement, you have provided corrective disclosure.

Conditions to the Merger, page 39

38. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders' votes.

Where You Can Find More Information, page 47

39. We note your disclosure that the representations and warranties were made "only for the purposes of such contracts or other documents and soles for the benefit of the parties to such contracts or other documents…." Please revise to remove the implication that shareholders may not rely on disclosures contained in your proxy

statement. In addition, please revise to remove any implication that the referenced contracts and other documents, including the merger agreement , do not constitute public disclosure under the federal securities laws.

40. We note the statement that shareholders should not rely on the descriptions of or the actual representations and warranties in your contracts or other documents as statements of factual information. Please revise to remove any potential implication that the referenced descriptions, contracts or other documents do not constitute public disclosure under the federal securities laws.

41. We note your disclosure that the representations and warranties may not be accurate or complete as of any particular date. Please be advised that, notwithstanding the inclusion of this disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the proxy statement not misleading. Please confirm your understanding. As requested above, please revise include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

42. Please provide us with a list that briefly identifies the contents of all omitted schedules or any supplements to the merger agreement.

Special Meeting Proxy Card

43. Please revise your discussion of proposal 1 to state the merger consideration.

44. Because you may adjourn or postpone the special meeting, please be advised that Rule 14a-4 does not confer authority to adjourn the meeting to solicit additional votes for your proposal. The use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. As a result, provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment specifically for the solicitation of additional proxies. Please make appropriate revisions to the proxy statement as well.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Matthew J. Guanci, Jr. (*via facsimile* 860-275-8299)
Robinson & Cole LLP
280 Trumbull Street
Hartford, CT 06103-3597